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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010 - Amendment

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575-510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Kiska Metals Corporation

Unaudited Interim Consolidated Financial Statements

For the quarter ended March 31, 2010

(expressed in Canadian dollars)

AMENDED AND RESTATED

These interim financial statements have not been reviewed by the Company’s auditor.

The interim consolidated financial statements of the Company including the accompanying consolidated balance sheets as at March 31, 2010 and December 31, 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ deficit and other comprehensive income, and cash flows for the three month periods ended March 31, 2010 and 2009 are the responsibility of the Company’s management. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgements and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

Refer to Note 1 regarding basis of presentation.

Kiska Metals Corporation

Consolidated Balance Sheets

(expressed in Canadian dollars)

(Unaudited)

	Note	March 31 2010 (Restated - Note 1 &3)	December 31, 2009 (Restated - Note 1 & 3)
Assets
Current assets
Cash and cash equivalents		$ 5,782,284	$ 1,071,695
Restricted cash	4	151,807	202,707
Marketable securities	5	213,500	370,417
Amounts receivable		50,332	51,756
Prepaid expenses and deposits		109,880	152,038
Total current assets		6,307,803	1,848,613

Mineral property interests	6	-	-
Equity investment	7	-	-
Property, plant & equipment, net	8	485,333	479,282
Other assets		-	-
Goodwill	1, 3	-	-

Total Assets		$ 6,793,136	$ 2,327,895

Liabilities and Shareholders’ Equity

Accounts payable and accrued liabilities		$ 672,318	$ 241,097
Due to related party	9(b)	17,691	11,340
Joint venture partner deposits		73,067	32,314
Current liabilities		763,076	284,751

Reclamation obligations	11	401,391	401,391
Total liabilities		1,164,467	686,142

Shareholders’ Equity
Share capital	12(a)	70,422,469	65,659,038
Contributed surplus	12(b,c)	6,750,500	5,581,494
Accumulated other comprehensive income (loss)		69,379	15,443
Accumulated deficit	3	(71,613,679)	(69,614,222)
Total shareholders’ equity		5,628,669	1,641,753

Total Liabilities and Shareholders’ Equity		$ 6,793,136	$ 2,327,895

APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Jason S. Weber”	Director

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements.

Kiska Metals Corporation

Consolidated Statements of Operations and Comprehensive Loss

(expressed in Canadian dollars)

(Unaudited)

		Three Months ended
		March 31,2010	March 31,2009
Mineral Property Operations	Note
Revenue
Option proceeds		$ -	$ -
Project management fees		14,980	-
		14,980	-
Expenses
Acquisition expenditures		63,379	53,777
Exploration expenditures		1,233,762	82,259
Exploration reimbursements		(4,071)	-
Exploration tax credits		(1,675)	-
Reclamation obligations	11	-	-
		1,291,395	136,036
Loss from mineral property operations		(1,276,415)	(136,036)
Other Operations
Salaries and employee benefits		268,588	92,869
Consulting and outsourced services		49,647	161,513
Marketing services		116,491	-
General and administrative		124,765	97,022
Depreciation and amortization		66,145	35,587
Share-based compensation	12(b)	90,704	204,695
		716,340	591,686
Operating loss before the following		(1,992,755)	(727,722)
Financing expense	9(a)	-	(66,793)
Interest income		1,997	939
Equity loss in investment	7	-	(98,268)
(Loss) gain on sale of investment	5	49,158	(240,285)
Impairment loss on available for sale investment	5	(8,000)	-
Loss on disposal of assets		(331)	-
Foreign exchange gain (loss)	14	(61,769)	(125,981)
Loss before income taxes		(2,011,700)	(1,258,110)

Recovery of income taxes		12,243	-
Net loss		(1,999,457)	(1,258,110)

Realized loss (gain) on sale of investment		(49,158)	-
Impairment loss on available-for-sale investment		8,000	-
Net change in unrealized gains (losses) on available for sale investments		107,337	-
Tax effect of changes in other comprehensive income (loss)		(12,243)	-
Comprehensive loss		$ (1,945,522)	$ (1,258,110)

Basic and diluted net loss per share		$ (0.03)	$ (0.05)
Basic and diluted weighted average number of shares outstanding during the year		59,550,474	25,235,276

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements.

Kiska Metals Corporation

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

(Unaudited)

	Three Months ended
	March 31, 2010 (Note 1)	March 31, 2009 (Note 1)
Cash Flows Used for Operating Activities
Net loss	$ (1,999,457)	$ (1,258,110)
Add (deduct) items not involving cash:
Depreciation and amortization	66,145	35,587
Equity loss in investment	-	98,268
Foreign exchange loss	61,769	-
Future income tax recovery	(12,243)	-
Loss (gain) on sale of investments and assets	(48,827)	240,285
Impairment loss on available-for-sale investment	8,000	-
Share-based compensation expense	132,470	204,695
	(1,792,143)	(679,275)
Reclassify interest income	(1,997)	(939)
Net change in non-cash working capital balances related to operations:
Amounts receivable	1,424	97,528
Prepaid expenses and deposits	42,158	28,302
Accounts payable and accrued liabilities	437,573	(92,451)
Project deposits	40,753	-
	(1,272,232)	(646,835)
Cash Flows From (Used for) Investing Activities
Restricted cash	50,900	12,067
Proceeds from sale of marketable securities	211,491	90,099
Interest income received	3,956	939
Purchase of property, plant and equipment	(26,940)	(1,644)
	239,407	101,461
Cash Flows From (Used for) Financing Activities
Proceeds from issuance of shares and warrants	6,060,850	-
Payment of share issue costs	(294,607)	-
Proceeds from sale of assets	-	1,398
Proceeds from note payable / convertible loan	-	1,004,644
	5,766,243	1,006,042
Effects of foreign currency translation on cash and cash equivalents	(22,828)	(725)

Increase (Decrease) in Cash and Cash Equivalents	4,710,589	456,943
Cash and Cash Equivalents, Beginning of Period	1,071,695	762,560

Cash and Cash Equivalents, End of Period	$ 5,782,284	$ 1,219,503

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements

Kiska Metals Corporation

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

(Unaudited)

	March 31, 2010 (Note 1)	March 31, 2009 (Note 1)
Cash and Cash Equivalents are comprised of:
Cash	$ 1,363,324	$ 1,169,503
Term deposits	4,418,960	50,000

	$ 5,782,824	$ 1,219,503

Supplemental Information
Income taxes paid	$ -	$ -
Interest paid	-	65,149

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements

Kiska Metals Corporation

Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

 (Unaudited)

For the three months ended March 31	2010 (Restated – Note 3)	2009
Share capital
Balance, beginning of year	$ 65,659,038	$ 50,048,042
Issued for cash in private placement	6,001,050	-
Valuation attributable to warrants issued in placement	(1,046,082)	-
Issued upon exercise of stock options/warrants	59,800	-
Valuation attributable to stock options/warrants exercised	43,270	-
Share issue costs	(294,607)	-
Balance end of period	70,422,469	50,048,042

Contributed surplus
Balance, beginning of year	5,581,494	3,290,195
Share-based compensation	132,470	204,695
Transfer to common shares on exercise of options	(43,270)	-
Valuation attributable to purchase warrants issued in placement	1,046,082	-
Valuation attributable to brokers’ warrants issued in placement	33,724	-
Balance end of period	6,750,500	3,494,890

Accumulated Deficit
Balance, beginning of year	(69,614,222)	(50,929,719)
Net loss for the period	(1,999,457)	(1,258,110)
Balance end of period	(71,613,679)	(52,187,829)

Accumulated other comprehensive income
Balance, beginning of year	15,443	(404,246)
Unrealized foreign exchange (loss)/gain on available-for-sale investment	-	-
Realized loss (gain)on disposal of available-for-sale investments	(49,158)	240,285
Impairment loss on available-for-sale-investments	8,000	-
Change in unrealized gains/(losses) on available-for-sale investments	107,337	-
Tax effect of changes in other comprehensive income	(12,243)	-
Balance end of period	69,379	(163,961)

Total shareholders’ equity	$ 5,628,669	$ 1,191,142

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

1. ORGANIZATION AND OPERATIONS

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, these interim consolidated financial statements of the Company do not include all information and note disclosure as required for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s 2009 audited consolidated financial statements and the corresponding notes thereto. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, with respect to the Company, conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 16 to the consolidated financial statements. The comparative amounts have been reclassified where necessary to conform to the presentation used in the current period.

Operations and Basis of Consolidation

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Company” or “Kiska”) is a global resources company which has developed a unique and innovative approach to mineral exploration. Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”), and changed its name to Kiska Metals Corporation. As a result of the acquisition, the consolidated statements of operations and comprehensive loss and cash flows for the quarter ended March 31, 2010 include the results of operations and cash flows of the combined entity. The comparative consolidated statements of operations and comprehensive loss and cash flows for the quarter ended March 31, 2008 include only the results of operations and cash flows of Geoinformatics in accordance with generally accepted accounting principles for business combinations.

The Company acquired 100% of Rimfire by issuing 22,365,258 common shares and issuing 1,905,300 options to purchase common shares, for an aggregate fair value of $12,786,175. The fair value of the common shares, amounting to $12,412,717, was based on the bid price of the common shares on the date of acquisition, and the fair value of the options issued, amounting to $373,458, was determined using the Black-Scholes option pricing model using the following weighted average assumptions: volatility of 89%, risk free interest rate of 1.8%, an expected life of 2.7 years, and a dividend yield of 0%.

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests (Restated – Note 3)	7,974,288
Future income tax assets	-
Goodwill	-
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

1. ORGANIZATION AND OPERATIONS (continued)

The fair value of the amounts receivable are equivalent to the gross contractual amounts receivable. Acquisition costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the year ended December 31, 2009. Acquisition costs of $18,000 were included in share issue costs in the same period. Had the acquisition of Rimfire occurred at the beginning of 2009, the revenue of the combined entity for the quarter ended March 31, 2009 would have been $25,365 with a net loss of $1,865,827.

The Company is in its development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 - Enterprises in the Development Stage and it is in the process of exploring its mineral properties. As such, the Company has not yet determined whether these properties contain reserves that are economically recoverable. Due to the nature of mineral exploration and the Company’s business strategy, the Company expenses all acquisition and exploration expenditures as incurred until such time as the Company does establish that the property contains such reserves, at which time ongoing exploration and development expenditures will be capitalized. The acquisition of Rimfire resulted in an allocation of $7,974,288 to the fair value of the acquisition costs of the mineral property interests. Subsequent to the acquisition, a re-evaluation of the fair value of the mineral property interests was conducted, and an impairment loss of $7,817,788 was recognized as at September 30, 2009 to reduce the carrying value of the properties acquired to their estimated fair values (Note 3).

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the full year.

Going Concern

These consolidated financial statements have been prepared on the basis that Kiska is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Company has no significant source of revenue and has experienced recurring losses. Kiska's ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of properties in its exploration portfolio and to be able to derive material proceeds from the sale or divesture of those properties and other assets such as royalty rights and equity interests. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.  Such adjustments and classifications could be material.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

1. ORGANIZATION AND OPERATIONS (continued)

The Company’s subsidiaries and their respective jurisdictions consist of the following:

	Year of incorporation/ acquisition	% Ownership	Jurisdiction
Geoinformatics Exploration Australia Pty Ltd	2002	100%	Australia
Rimfire Australia Pty Ltd.	2009	100%	Australia
2012860 Ontario Limited	2002	100%	Canada
Geoinformatics Exploration Canada Limited	2005	100%	Canada
Rimfire Minerals Corporation	2009	100%	Canada
Geoinformatics Explorations Ireland Limited	2002	100%	Ireland
Minera Geoinformatica S.A de C.V.	2004	100%	Mexico
Geoinformatics Alaska Exploration, Inc.	2003	100%	USA
GXL USA, Inc.	2007	100%	USA
Rimfire Alaska, Ltd.	2009	100%	USA
Rimfire Nevada Ltd.	2009	100%	USA

2. RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, which replaces Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company applied these standards to the business combination which was completed in August 2009.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

Future Accounting Changes

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by January 1, 2011. The Company has commenced preparation of the opening balance sheet for the adoption of IFRS. The most significant change may be inclusion of Mineral Properties on the balance sheet where Company policy has been to expense all acquisition and exploration costs as incurred.

3. RESTATEMENT

Background

The Company acquired all the outstanding shares of Rimfire Minerals Corporation (“Rimfire”) on August 5, 2009, for the purpose of obtaining:

•

sufficient cash to continue and materially advance the exploration of the Whistler Project in Alaska owned by the Company.

•

an enhanced precious metals portfolio of properties located in stable, mining-friendly jurisdictions; Alaska, Nevada, British Columbia, Yukon, and Australia.

•

a strong post-acquisition board of directors who have expertise in capital markets and project advancement, and an enhanced management team which is skilled in leveraging the potential of exploration properties through strong project management and strategic partnerships.

At the time of the acquisition, the Company accounted for this transaction as the purchase of assets, allocating the fair value of the consideration (trading shares of the Company) to the assets acquired. When preparing the information circular relating to the acquisition of Rimfire, the Company described the allocation of the estimated fair value of the consideration to the acquired assets of Rimfire as:

Net assets acquired:
Cash and cash equivalents	$ 5,345,582
Restricted cash	108,406
Accounts receivable	128,691
Marketable securities	139,968
Prepaid expenses	44,937
Lease deposits	21,234
Property and equipment	22,600
Mineral properties	7,146,311
Accounts payable and accrued liabilities	(518,831)
Mineral property reclamation obligations	(47,552)
Consideration paid	$ 12,391,346

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

3. RESTATEMENT (continued)

This allocation was subsequently revised to include the updated information available to the Company at the conclusion of the acquisition. The revised figures were also disclosed in the interim financial statements for the nine months ended September 30, 2009.

Following the completion of the acquisition, the changes planned in the composition of the board of directors and the transfer of the management of the Company to the former management of Rimfire were completed.

The new board and management team conducted a detailed review of the Company’s properties and operations, and concluded that, considering the market conditions for obtaining additional funding at the time of the detailed review and the short and long-term potential of its portfolio of mineral properties, it was prudent to devote the majority of the Company’s existing resources to the development of the Whistler Project.

Based on this evaluation, the new management revised the fair value of the mineral properties acquired, based on expected minimal future expenditures on these properties, to $156,500. The new management consequently reallocated the balance of the acquisition fair value of $7,817,788 previously allocated to the mineral properties, to “Goodwill”, representing the estimated fair value of “a strong post-acquisition board of directors who have expertise in capital markets and project advancement and an enhanced management team which is skilled in leveraging the potential of exploration properties through strong project management and strategic partnerships”.

These revised estimated fair values were used in the preparation of the Company’s amended consolidated financial statements for the nine months ended September 30, 2009 (as amended and filed May 25, 2010) and the year ended December 31, 2009 (filed on April 26, 2010), and the assets acquired were reported therein as:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	156,500
Future income tax assets	-
Goodwill	7,817,788
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

Restatement

Based on further analysis and review conducted after April 26, 2010 the Company has concluded that that the characterization of $7,817,788 as goodwill was inappropriate under Canadian GAAP. The Company has determined that the appropriate method of accounting for the events which occurred after the completion of the acquisition transaction, including the change in the board and management, and the detailed review of the Company’s properties and operations, is on a prospective basis.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

3. RESTATEMENT (continued)

These consolidated financial statements have therefore been restated to present the $7,817,788, which was previously presented as “Goodwill”, as a cost of the acquired mineral property interests of Rimfire consistent with the allocation previously disclosed in the Company’s information circular prepared in connection with the acquisition. In addition, a subsequent impairment loss of $7,817,788 was recognized on re-evaluation of the fair value of the mineral property interests acquired and was charged to operations. In accordance with the Company’s accounting policy for mineral properties, the other acquisition costs were then expensed in the period in which they were incurred. The previously reported amounts in the consolidated financial statements for the quarter ended March 31, 2010 have therefore been changed to:

	Previously Reported	Changes	Restated
Consolidated Balance Sheet
Goodwill	$ 7,817,788	$ (7,817,788)	$ -
Accumulated deficit	(63,795,891)	(7,817,788)	(71,613,679)
Consolidated Statement of Shareholders’ Equity
Accumulated deficit, end of period	(63,795,891)	(7,817,788)	(71,613,679)
Shareholder’s equity	13,446,457	(7,817,788)	5,628,669

The previously reported amounts in the consolidated financial statements for the year ended December 31, 2009 have therefore been changed to:

	Previously Reported	Changes	Restated
Consolidated Statement of Operations and Comprehensive Loss
Impairment loss recognized on mineral properties	$ -	7,817,788	$ 7,817,788
Net loss	(10,866,715)	(7,817,788)	(18,684,503)
Comprehensive loss	(10,447,026)	(7,817,788)	(18,264,814)
Basic and diluted net loss per share	(0.29)	(0.22)	(0.51)
Consolidated Balance Sheet
Goodwill	$ 7,817,788	$ (7,817,788)	$ -
Accumulated deficit	(61,796,434)	(7,817,788)	(69,614,222)
Consolidated Statement of Cash Flows
Net loss	$ (10,866,715)	$ (7,817,788)	$ (18,684,503)
Impairment loss on mineral properties	-	7,817,788	7,817,788
Consolidated Statement of Shareholders’ Equity
Net loss	$ (10,866,715)	$ (7,817,788)	$ (18,684,503)
Accumulated deficit, end of year	(61,796,434)	(7,817,788)	(69,614,222)

4. RESTRICTED CASH

Restricted cash of $151,807 (December - $202,707) represents project reclamation deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

5. MARKETABLE SECURITIES

The following table summarizes the components of available-for-sale financial instruments reported as marketable securities at each balance sheet date:

	Number	Cost	March 31, 2010 Fair Value	December 31, 2009 Fair Value
Arcus Development Group Inc.	150,000	$ 21,000	$ 27,000	$ 17,250
Capstone Mining Corporation	-	-	-	24,467
Island Arc Exploration Corporation	200,000	10,000	10,000	21,000
It's Your Nickel Exploration	200,000	-	-	-
Laurion Minerals Exploration Inc.	1,000,000	20,000	45,000	90,000
Millrock Resources Inc.	250,000	57,500	72,500	50,000
Plutonic Power Corporation	-	-	-	95,700
Silver Quest Resources Ltd.	100,000	23,378	59,000	72,000
Balance		$ 131,878	$ 213,500	$ 370,417

Note: Capstone Mining (8707 shares), Plutonic Power (30,000 shares) and part of the Laurion Minerals (1,000,000 shares) and Silver Quest (80,000 shares) holdings were sold during the first quarter of 2010 for gross proceeds of $211,491.

6. MINERAL PROPERTY INTERESTS

Please refer to the annual financial statements for summaries of mineral property interest and commitments. Changes since the date of the annual financial statements are as follows:

Kliyul Property

Effective April 29, 2010, the Company purchased a 25% interest in the Kliyul mineral property by making a cash payment to Daylight Entergy Ltd of $30,000. This increases the Company’s ownership of the property to 55% with Kennecott Exploration Canada holding the remaining 45% interest.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

6. MINERAL PROPERTY INTERESTS (continued)

Victoria Goldfields

Effective June 27, 2008, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (“Northgate Ventures”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by March 31, 2011 with a minimum expenditure of A$150,000 per property per year.

Upon the Company earning a 50% interest in one or more properties, Northgate Ventures will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

Effective April 15, 2010, the Company assigned the option agreement to Brixton Metals Corporation. The Company will receive cash payments totalling $100,000 and common shares of Brixton with a value of $100,000 at the lesser of $0.50 per share or the initial public offering price.

7. EQUITY INVESTMENT

As at March 31, 2010, the Company owned 28,506,883 ordinary shares of Clancy Exploration Limited (“Clancy”) equal to 34.7% of the outstanding shares. For the three months March 31, 2010, the Company recorded an equity loss on its investment on Clancy as follows:

	Three months ended
	March 31, 2010	March 31, 2009
Balance, Beginning of period	$ -	$ 765,747
Acquisition of ordinary shares	-	-
Equity loss of Clancy	(189,895)	(98,268)
Loss not recognized	189,895	-
Balance, End of period	$ -	$ 667,479

The carrying value, accounted for using the equity basis, and market value of the Clancy shares held by the Company are as follows:

	As at March 31, 2010	As at December 31, 2009
Investment in Clancy Exploration Limited on an equity basis	$ -	$ -
Market value of Clancy shares	$ 3,767,869	$ 3,767,839

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

8. PROPERTY PLANT AND EQUIPMENT

Property plant and equipment are recorded at cost. In preparation for International Financial Reporting Standard, the company has sub-divided property plant and equipment into component parts which have different estimated useful lives. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Appliances	3 years
Camp structures	3 years
Computer software	2 years
Computer equipment	3.5 years
Field equipment	5 years
Leasehold improvements	Term of lease
Mobile equipment	2.5 years
Niton Analyzer	3.5 years
Office equipment and furniture	8 years

	March 31, 2010
	Cost	Accumulated depreciation	Net book value

Appliances	$ 98,094	$ (45,580)	$ 52,514
Camp structures	286,309	(133,260)	153,049
Computer software	58,929	(38,653)	20,276
Computer equipment	204,830	(157,622)	47,208
Field equipment	97,536	(26,223)	71,313
Leasehold improvements	20,502	(10,251)	10,251
Mobile equipment	97,693	(40,057)	57,636
Niton Analyzer	43,586	(23,390)	20,196
Office equipment and furniture	64,382	(11,492)	52,890
	$ 971,861	$ (486,528)	$ 485,333

	December 31, 2009
	Cost	Accumulated depreciation	Net book value

Appliances	$ 98,094	$ (37,593)	$ 60,501
Camp structures	286,309	(109,937)	176,372
Computer software	36,456	(24,103)	12,353
Computer equipment	122,843	(87,713)	35,130
Field equipment	73,548	(15,249)	58,299
Leasehold improvements	20,502	(6,407)	14,095
Mobile equipment	121,821	(75,739)	46,082
Niton Analyzer	43,586	(20,149)	23,437
Office equipment and furniture	62,124	(9,111)	53,013
	$ 865,283	$ (386,001)	$ 479,282

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

9. RELATED PARTY TRANSACTIONS

The following transactions are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

(a) Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit bore interest at an annual rate of 15%, payable at maturity. On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. The entire amount of note payable including accrued interest was repaid on August 5, 2009

(b) Due to related party

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as part of “Due to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

At March 31, 2010, the Company was indebted to Equity in the amount of $17,691 (2009 - $nil) for project expenses and consulting services provided by Equity to the Company. During the quarter ended March 31, 2010, the Company paid Equity $40,000 (2009 - $nil) for providing management services, which has been included in consulting and outsourced services on the Statement of Operations and Comprehensive Loss. The company also paid Equity $5,524 (2009 - $nil) for geological consulting services included in exploration expenditures.

(c) Mineral property interests

One of the directors indirectly owns 11% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

10. LEASE OBLIGATIONS

The Company has a sublease, which expires November 30, 2010, for office space occupied by its head office. The Company has made a prepayment of the final two months lease payments. At March 31, 2010, the Company has future minimum annual lease commitments as follows:

	Nine months to December 31, 2010	December 31, 2011 and beyond
Lease payment	$ 48,536	$ -
Operating costs (estimate)	36,401	-
Total	$ 84,937	$ -

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

11. RECLAMATION OBLIGATIONS

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements as Reclamation obligations.

The undiscounted amount of the estimated cash flows required to settle the obligations, which are expected to be paid over the next four years, is $388,887 based on current exchange rates. The discount rate used to determine the present value of the estimated cash flows is 2.25%.

Balance, December 31, 2008	$ -
Reclamation obligations assumed on acquisition (Note 1)	45,562
Reclamation obligations recognized	355,829
Balance, December 31, 2009	$ 401,391
Reclamation obligations recognized	-
Balance, March 31, 2010	$ 401,391

12. SHARE CAPITAL

a) Common shares issued and outstanding

Number of authorized common shares is unlimited

	For the three months ended March 31, 2010		For the year ended December 31, 2009
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	56,741,361	$ 65,659,038	25,235,276	$ 50,048,042
Issued for acquisition (Note 1)	-	-	22,365,258	12,412,717
Issued for cash on private placement	9,092,500	6,001,050	9,000,000	4,950,000
Allocation to warrants issued in placement	-	(1,046,082)	-	(1,267,650)
Issued upon exercise of options/warrants	128,222	59,800	140,827	59,747
Valuation of stock options/warrants	-	43,270	-	45,8001
Share issue costs	-	(294,607)	-	(590,618)
Balance, end of the period	65,962,083	$ 70,422,469	56,741,361	$ 65,659,038

Opening balance in the table has been adjusted for the 1:3 stock consolidation effective August 5, 2009

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

12. SHARE CAPITAL (continued)

On February 22, 2010, the Company announced a non-brokered private placement of up to 9,000,000 units at a price of $0.66 per unit, for gross proceeds of up to $5.94 million. Each unit will consist of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the Company to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. The funds raised will be used to further exploration of the Whistler Project and for general corporate purposes.

The first tranche of the placement closed on March 2, 2010. There were 6,720,000 common shares issued and 3,360,000 share purchase warrants, each of which permits the holder to purchase one common share at $0.92 before March 2, 2011. The shares are subject to a four-month hold period expiring on July 3, 2010. In addition, a cash commission of $114,840 was paid and 24,000 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $5,309 which was charged against share issue costs. Net cash proceeds from this placement were $4,320,360.

The second tranche of the placement closed on March 11, 2010. There were 2,372,500 common shares issued and 1,186,250 share purchase warrants, each of which permits the holder to purchase one common share at $0.92 before March 11, 2011. The shares are subject to a four-month hold period expiring on July 12, 2010. In addition, a cash commission of $73,458 was paid and 111,300 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $28,415 which was charged against share issue costs. The net cash proceeds from this placement were $1,492,392.

b) Stock-based compensation

The Company’s Amended and Restated Stock Option Plan (the “Plan”) provides for the granting of stock options to directors, officers and employees of and consultants to the Company. The aggregate number of shares of the Company that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Company. Share options are granted for a term not to exceed five years at exercise prices based on closing price of the Company’s shares on the date of the grant and are non-transferable. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each individual (not to exceed 5% of issued and outstanding shares to any one individual) and the vesting period.

During the three months ended March 31, 2010, 250,000 stock options were granted at an exercise price of $0.72 expiring in 5 years. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions, volatility of 96%, risk-free rate of 1.62% and expected life of 2.5 years, which resulted in a price of $0.4016 per stock option. During the three months ended March 31, 2009, stock-based compensation expense of $132,470, relating to equal vesting of stock options during the period has been included in the consolidated statements of operations.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

12. SHARE CAPITAL (continued)

b) Stock-based compensation

During the three months ended March 31, 2009, 1,833,333 stock options were granted at an exercise price of $0.45 expiring in 5 years. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions, volatility of 105%, risk-free rate of 1.95% and expected life of 5 years, which resulted in a price of $0.321 per stock option. During the three months ended March 31, 2009, stock-based compensation expense of $204,695, relating to stock options which vested during the period has been included in the consolidated statements of operations.

The expected life of options is determined using historical records comparing grant date to exercise or forfeiture date for each of the option groups (employees, officers and directors). The volatility is calculated using the closing price of the common shares over the same period as the expected life of the option granted. The risk–free interest rate is determined from the latest zero-coupon yield rate as published by the Bank of Canada for the period which most closely matches the expected life of the option.

	March 31 2010		December 31, 2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	4,383,844	$ 1.06	134,808	$ 8.61
Granted	250,000	0.72	3,353,328	0.65
Issued on acquisition (Note 1)	-	-	1,905,300	1.51
Exercised	(122,222)	0.45	(140,827)	0.42
Expired	(1,333)	9.30	(169,650)	1.33
Forfeit/Cancelled	(257,277)	0.78	(699,115)	1.87
Outstanding at end of period	4,253,012	$ 1.07	4,383,844	$ 1.06
Options exercisable at end of period	2,965,441	$ 1.21	2,771,982	$ 1.30

As at March 31, 2010, the weighted average remaining life for the exercisable options was 3.21 years while the weighted average remaining life for all options was 3.54 years.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

12. SHARE CAPITAL (continued)

c) Outstanding Warrants

Details of outstanding warrants are as follows:

	March 31 2010		December 31, 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	5,040,000	$ 0.80	-	$ -
Issued on equity financing	4,546,250	0.92	5,040,000	0.80
Exercised	(6,000)	0.80	-	-
Expired	-	-	-	-
Outstanding at end of period	9,580,250	$ 0.86	5,040,000	$ 0.80

The fair value of the warrants is included in the financial statements as contributed surplus. When warrants are exercised the contributed surplus attributable to each warrant will be included in share capital. Warrants and stock options which expire without being exercised remain as contributed surplus.

13. CAPITAL MANAGEMENT

The Company’s objective when managing capital, which is unchanged from prior years, is to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits for other stakeholders in the development of its mineral properties. The Company considers its capital to include the components of shareholders’ equity.

The Company’s capital structure reflects that of a company focused on mineral exploration and financing both internal and external growth opportunities. The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of mineral property interests. The Company is not subject to externally imposed capital requirements.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities of one year or less. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

13. CAPITAL MANAGEMENT (continued)

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2010 compared to the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.

14. RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Market Risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values. The Company monitors the market of these securities and sells appropriate portions of the portfolio when price and market conditions permit. When the value of individual marketable securities is determined to have suffered impairment due to investee circumstances or project developments, the resulting loss is reported in the statement of operations as a loss on marketable securities.

Foreign Currency Risk

The Company incurs certain expenses in currencies other than the Canadian dollar which is the functional currency for the Company. The Company is subject to foreign exchange risk as a result of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US Dollars, Australian Dollars and Mexican Pesos related to its United States, Australian and Mexican operations, to pay these foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

During the three months ended March 31, 2010, as a result of fluctuations of the Canadian dollar, the Company recognized a foreign exchange loss of $44,162 in operations. During the same period in 2009,  the Company recognized a foreign exchange loss of $125,981.

Interest Rate Risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the carrying or face value. As at March 31, 2010, the Company did not hold any of this type of financial instrument.

The Company maintains term deposits with varying maturity dates to take advantage of changing interest rates and to ensure that sufficient funds are available when required. The Company no longer has any debt and changes in the interest rate would not have a significant effect on the statement of operations.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

14. RISK MANAGEMENT (continued)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. Credit risk relating to amounts receivable arises from the possibility that any counterparty to an instrument fails to perform. The majority of the Company’s receivables relate to recoveries of the Goods and Services Tax, and the Company is not aware of any counterparty risk that could have an impact on the fair value of such receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accruals are due within the current operating period. The Company manages liquidity risk through the management of its capital structure (Note 13).

The Company uses sensitivity analysis to measure the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a 1% change in interest rates would affect the expected total receipts by 7.3% and a 10% change in foreign exchange rates would affect the fair value of total assets by 1.3%. Actual financial results for the coming year will vary since the balances of financial assets are expected to fluctuate as funds are used for Company expenses.

15. SEGMENT INFORMATION

The Company operates in one industry segment, mineral exploration, within four geographic areas: Canada, United States, Australia, and Mexico. All subsidiaries are operated as one entity with management in common located at the Company’s head office. There is an inactive subsidiary in Ireland.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

15. SEGMENT INFORMATION (continued)

The following table shows the assets attributable to each operating segment at the balance sheet dates:

March 31, 2010	Canada	United States	Australia	Mexico	Ireland	Total
	(Restated – Note 3)					(Restated – Note 3)
Current Assets
Cash and cash equivalents	$ 5,343,707	$ 67,063	$ 311,934	$ 21,119	$ 38,461	$ 5,782,284
Restricted cash	106,346	26,579	18,882	-	-	151,807
Marketable securities	213,500	-	-	-	-	213,500
Amounts receivable	36,051	2	744	13,535	-	50,332
Prepaid expenses and deposits	45,202	51,689	5,149	7,840	-	109,880
	5,744,806	145,334	336,709	42,494	38,461	6,307,803

Equity investment	-	-	-	-	-	-
Property, plant and equipment, net	127,449	344,083	1,342	12,459	-	485,333
Goodwill	-	-	-	-	-	-
Total Assets	$ 5,872,255	$ 489,416	$ 338,051	$ 54,953	$ 38,461	$ 6,793,136

December 31, 2009	Canada	United States	Australia	Mexico	Ireland	Total
	(Restated – Note 3)					(Restated – Note 3)
Current Assets
Cash and cash equivalents	$ 665,016	$ 51,966	$ 325,760	$ 28,837	$ 116	$ 1,071,695
Restricted cash	106,346	27,500	18,882	-	49,979	202,707
Marketable securities	370,417	-	-	-	-	370,417
Amounts receivable	40,116	2	2,156	9,482	-	51,756
Prepaid expenses and deposits	78,650	69,623	3,765	-	-	152,038
	1,260,545	149,091	350,563	38,319	50,095	1,848,613

Equity investment	-	-	-	-	-	-
Property, plant and equipment, net	116,915	341,696	1,450	19,221	-	479,282
Goodwill	-	-	-	-	-	-
Total Assets	$ 1,377,459	$ 490,787	$ 352,013	$ 57,540	$ 50,095	$ 2,327,895

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

15. SEGMENT INFORMATION (continued)

Revenues are derived from option receipts and the management of exploration programs for joint venture partners and are allocated to the jurisdiction based on where the underlying agreement and services were delivered. During the quarter ended March 31, 2010, one customer accounted for 100% of the operating revenues. During 2008, there were no revenues.

	Three months ended March 31
	2010	2009
Revenues
Canada	$ -	$ -
Australia	14,980	-
Mexico	-	-
	$ 14,980	$ -

	Canada	United States	Australia	Mexico	Ireland	Total

Net Loss for the quarter ended March 31, 2010	$ (588,701)	$(1,195,846)	$ 4,004	$(212,579)	$ (6,334)	$ (1,999,457)
Included in Net Loss
Mineral property revenue	-	-	14,980	-	-	14,980
Mineral property expenditure	(15,467)	(1,130,251)	(14,239)	(131,438)	-	(1,291,395)
Interest income	1,817	10	140	31	-	1,997
Gain on sale of marketable securities	49,158	-	-	-	-	49,158
Impairment loss on available for sale investment	(8,000)	-	-	-	-	(8,000)
Future income tax recovery	12,243	-	-	-	-	12,243
Equity loss in investment	-	-	-	-	-	-
Depreciation and amortization	(17,452)	(47,917)	(108)	(668)	-	(66,145)
Share-based compensation	(90,704)	-	-	-	-	(90,704)
Foreign exchange gain/(loss)	(11,840)	222	-	(50,151)	-	(61,769)

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

15. SEGMENT INFORMATION (continued)

	Canada	United States	Australia	Mexico	Ireland	Total

Net Loss for the quarter ended March 31, 2009	$ (871,789)	$ (143,143)	$ (19,874)	$(216,014)	$ (7,290)	$ (1,258,110)
Included in Net Loss
Mineral property expenditure	-	(63,065)	-	(19,194)	-	(82,259)
Interest income	939	-	-	-	-	939
Gain on sale of marketable securities	(240,285)	-	-	-	-	(240,285)
Equity loss in investment	(98,268)	-	-	-	-	(98,268)
Depreciation and amortization	(8,012)	(23,959)	(282)	(3,334)	-	(35,587)
Share-based compensation	(204,695)	-	-	-	-	(204,695)
Foreign exchange gain/(loss)	752	(6,523)	-	(120,210)	-	(125,981)

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”).

The Financial Accounting Standards Board (FASB) has published the Accounting Standards Codification ("ASC") as the sole source of authoritative non-governmental U.S. GAAP.  The references to the standards reflect the new ASC, which is not intended to change U.S. GAAP but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA (continued)

The following discussion focuses on material differences between Canadian GAAP and US GAAP which affect presentation of financial Information for the Company. The following tables summarize the differences in the consolidated statements of operations and the consolidated balance sheets:

	Three months ended March 31
Consolidated Statements of Operations	2010	2009

Net loss under Canadian GAAP	$ (1,999,457)	$ (1,258,110)
Net mineral property interest acquisition costs (a)	63,379	53,777
Equity loss in investment (a)	-	142,544

Net loss under U.S. GAAP	$ (1,936,078)	$ (1,061,789)
Basic and diluted loss per share under U.S. GAAP	$ (0.03)	$ (0.04)

Comprehensive loss under Canadian GAAP	$ (1,945,522)	$ (1,258,110)
Net adjustments to consolidated statements of operations per above	63,379	196,321

Comprehensive loss under U.S. GAAP	$ (1,882,143)	$ (1,061,789)

Consolidated Balance Sheets	March 31, 2010
	Canadian GAAP	Adjustments	U.S. GAAP
	(Restated – Note 3)
Mineral property interests (a)	$ -	$ 948,352	$ 948,352
Equity investment (a)	-	132,206	132,206
Share capital (b)	70,422,469	2,895,516	73,317,985
Deficit (a,b)	(71,613,679)	(1,814,958)	(73,429,729)

	December 31, 2009
Mineral property interests (a)	$ -	$ 884,973	$ 884,973
Equity investment (a)	-	274,750	274,750
Share capital (b)	65,659,038	2,895,516	68,554,554
Deficit (a,b)	(69,614,222)	(1,735,793)	(71,350,015)

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA (continued)

	Three months ended March 31
Consolidated Statements of Cash Flows	2010	2009

Cash Flows Used for Operating Activities under Canadian GAAP	$ (1,272,232)	$ (646,835)
Net mineral property interest acquisition costs (a)	63,379	196,321

Cash Flows Used for Operating Activities under U.S. GAAP	$ (1,208,853)	$ (450,514)

Cash Flows Used for Investing Activities under Canadian GAAP	$ 239,407	$ 101,461
Net adjustments to consolidated statements of operations	(63,379)	(196,321)

Cash Flows Used for Investing Activities under U.S. GAAP	$ 176,028	$ (94,860)

(a) Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, now contained within ASC 930-805, mineral property acquisition costs are capitalized under U.S. GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off. This difference has also been reflected in the equity loss in investment, as Clancy also expenses the acquisition costs of mineral property interests.

 (b) Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as share capital.  Upon renouncing the income tax deductions, share capital is reduced by the amount of the future income tax benefits recognized.

Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2010

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA (continued)

Accounting Standards Updates ("ASU")

ASU2010-06 Fair Value Measurements and Disclosures

The new disclosure requirements regarding inputs and valuation techniques for Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009, and are consistent with IFRS 7 Financial Instruments: Disclosures. The Company uses Level 1 inputs (Quoted prices in active market) for determination of fair value of available-for-sale securities. The Company uses Level 2 inputs (significant observable inputs) to estimate the fair value of incentive stock options when determining compensation expense to be recognized. It is not anticipated that there will be a change in the nature of inputs or in the valuation techniques applied so there will be no material impact on the Company's financial statements.

The company uses historical rates of forfeiture and period between grant and exercise of options to determine the fair value of the share-based compensation. The database tracks options granted to each of four categories: employees, contractors, officers and directors as it is believed that each category will exhibit different holding characteristics. The weighted average holding period from inception of the database until the current grant is used to determine the expected exercise date used to determine the period of the option as an input into the Black-Scholes model.

ASU2010-02 Consolidation

This standard update addresses recognition of changes in a parent’s ownership interest in a subsidiary and is effective for interim and annual reporting periods beginning after December 15, 2009. The standard requires that all changes which occur while the parent retains its controlling financial interest in the subsidiary shall be accounted for as equity transactions with no gain or loss recognized in either consolidated net income or comprehensive income.

At present the Company has only one subsidiary which is accounted for using the equity method. The company does not retain a controlling financial interest in Clancy Exploration Limited (an ASX-listed company). The amendment requires retrospective application from the first period that the Company applied FAS 160. Clancy Exploration was de-recognized July 1, 2007 when Clancy completed an initial public offering. The company has determined that there will be no material impact on the Company’s financial statements.

17. SUBSEQUENT EVENTS

Several mineral property agreements were concluded subsequent to the end of the quarter. Summaries of these agreements are included in Note 6 “Mineral Properties”. The agreements affect The Company’s ownership interests in the Kliyul property in BC and the Victoria Goldfields agreement in Australia.

(formerly Geoinformatics Exploration Inc.)

Management’s Discussion and Analysis

of Financial Results

AMENDED AND RESTATED

For the Quarter

Ended March 31, 2010

KISKA METALS CORPORATION (formerly GEOINFORMATICS EXPLORATION INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.) (the “Company” or “Kiska”) was revised subsequent to quarter end to conform to the restated unaudited consolidated financial statements and related notes for the quarter ended March 31, 2010. Refer to Note 3 in the interim consolidated financial statements for details of the restatement.

The Company re-evaluated the allocation of part of the purchase price for the acquisition of Rimfire Minerals Corporation to goodwill  The principal changes are to recognize an impairment loss of $7,817,788 as at September 30, 2009 to reduce the carrying value of the properties acquired as part of the acquisition of Rimfire Minerals Corporation to their estimated fair values. This resulted in an increase in the net loss for the year ended December 31, 2009 and for the quarter ended September 30, 2009. Reclassifications have been made to the consolidated balance sheets as at December 31, 2009. Other information, not affected by the restatement, has not been updated.

This MDA has been prepared based on information available to the Company as at May 15, 2010 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the quarter ended March 31, 2010. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A and to consult Kiska’s audited consolidated financial statements for the year ended December 31, 2009 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The consolidated financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘CDN GAAP’’).

Unless otherwise indicated, all funds in this document are in Canadian dollars.

About Kiska

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Mexico and Australia. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since its inception with more traditional exploration methods. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past five years, the Company has evolved from that of a technology service company to that of a pure exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

1.2

Overview

During the first quarter of 2010, the Company has focused on two strategies. The first is the commencement of a drill program at Whistler to meet the requirements of the Kennecott agreement while the second is to unlock the value in the Company’s portfolio of exploration projects while seeking new exploration opportunities.

In early March, drilling commenced at the Whistler Project, located approximately 160 km northwest of Anchorage, Alaska. 11 holes, totaling 4225 metres, were completed by early May. Drilling tested at least ten distinct targets within the Whistler Corridor, a 9 by 18 kilometre, largely gravel-covered terrain that already hosts one gold-copper deposit. The Whistler resource is one of four gold-copper porphyry centres (Whistler, Raintree West, Rainmaker and Island Mountain) identified to-date in this emerging porphyry district.

In mid-March, the Company announced that an agreement has been reached with Azure Minerals Limited to dissolve the Kiska-Azure Joint Venture covering nine exploration projects in Sonora, Durango and Sinaloa states, Mexico. A milestone in allowing this transaction to take place was receipt of a waiver from Kennecott Exploration Company releasing its back in rights to the Mexican projects. Kiska now owns 100% of nine quality Mexican exploration projects with Kennecott retaining a 2% NSR royalty.

Kiska’s Mexican portfolio covers some 838 km2 of claims largely located within the Sonora porphyry copper – molybdenum belt, host to the world-class Cananea and La Caridad porphyry deposits. Preliminary exploration conducted by Geoinformatics and Kennecott, summarized below for each project, highlights the properties’ excellent potential for hosting porphyry and breccia style deposits. Several copper producing resource companies including, Grupo Mexico, Teck and Inmet Mining Limited are actively exploring in the District.

In March 2010, the Corporation arranged a non-brokered private placement of 9,092,500 units at a price of $0.66 per unit, for gross proceeds of $6 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants contain a provision that will enable the Company to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. This placement closed in two tranches on March 2 and March 11, 2010. The Company paid share issue costs of $294,542 and issued 135,300 Broker’s Warrants in connection with the financing. Net cash proceeds were $5,706,508. A total of 9,092,500 shares were issued subject to a four-month hold as well as 4,546,250 share purchase warrants exercisable at $0.92 for one year from the Closing. The funds raised will be used to further exploration of the Whistler Project and for general corporate purposes.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

1.3

Selected Annual Performance

Not applicable

1.4

Results of Operations

Exploration Projects

Alaska

Whistler Project

As part of the amended Kennecott Agreement negotiated in June 2009, the Company agreed to complete a specified work program (the “trigger program”) with defined amounts of geophysics and drilling on several targets within the Whistler project area. Once the full program is completed, Kennecott will decide whether to exercise its right to back in or relinquish back-in rights and revert to a royalty. The program will consist of:

- Up to 341 line kilometers of 2D and 3D Induced Polarization (IP) geophysics on regional targets.

- Drilling of a minimum of 20 holes with a minimum depth of 200m per hole, for at least 7000m in aggregate.

The trigger program will be supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott.

The 2D portion of the IP survey was completed on September 24th 2009. The 3D portion of the survey was approximately 78% complete in early November when it was terminated due to frozen ground conditions. During 2009 five holes were drilled for a total of 1520 metres. The IP survey revealed multiple targets which exhibit a similar geophysical response to the response associated with current gold-copper resource at Whistler. An 11 hole drill program was initiated in mid March. Upon completion of the program in early May, a total of 4225 metres had been drilled. Of the trigger program, a total of 16 holes and 5745 metres have been drilled to date.

Plans are for the trigger program to resume in June with the drilling of a further 2 holes at the Island Mountain discovery made in 2009. Concurrent with the drilling program, the remaining IP work will be completed and by July the final two holes of the trigger program are planned for the Round Mountain target 10 km north of the Whistler resource.

The SRK technical report and NI 43-101 resource estimate statements on the Whistler Project are available on SEDAR at www.sedar.com under the Kiska Metals Corporation filing profile. The Qualified Person for this project is Mark Baknes, P.Geo, Vice President Exploration for the Company.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

Alaska

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks, hosted in a similar age of rocks to those which host the Pogo Gold Mine in east-central Alaska approximately 60 kilometres to the east. The Pogo Mine was discovered in the mid 1990’s and hosts over 5 million ounces of gold. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

On November 2, the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock will make cash payments totaling US$200,000 over four years with US$40,000 being paid upon TSX approval. In addition, to complete the option, Millrock will issue 1,000,000 shares to Kiska and spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to Royal Gold, Inc.

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 183,920 acres (74,430 hectares). Rubicon Minerals Corporation (“Rubicon”) has an option agreement to explore the properties. Rubicon will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties. Upon vesting, they may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf are subject to a 1.75% NSR in favour of Capstone Mining Corp. Bou-Swede is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company.

Australia

Lachlan Fold Belt Properties

The Company holds two exploration licences covering 27,513 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

Australia

Lachlan Fold Belt Properties (continued)

Effective December 12, 2008, the Corporation signed a Farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet can earn a 60% interest by funding at least A$5 million in exploration on the property over four years, including A$400,000 in the first year. Inmet will make staged cash payments totalling A$250,000 over the earn-in period.

In the first quarter of 2010, the Company conducted a 900 metre, 4 hole aircore/diamond drill program on the Barmedman exploration licence, targeting copper and gold anomalies identified during a deep penetrating (partial leach geochemistry and pH measurements) geochemical soil survey completed in November and December of 2009. The program targeted three distinct copper and gold anomalies with associated pathfinder elements. Results of the drill program were unsuccessful in identifying any significant bedrock-hosted mineralization.

Victoria Goldfields Properties

Effective July 28th 2008, the Company entered into a new exploration partnership with Northgate Minerals Corporation, which granted the Company an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia. The Company will be exploring three licences, Murtoa, Ararat South and Dundonnell, totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

Effective April 15, 2010, the Company assigned the option agreement to Brixton Metals Corporation (“Brixton”). The Company will receive cash payments totalling $100,000 and common shares of Brixton with a value of $100,000 at the lesser of $0.50 per share or the initial public offering price.

The Stawell Corridor is a 240 km long belt bound by the Congee and Moyston faults and cored by Northgate's five million ounce Stawell Gold Mine (20 Mt at 8 g/t gold). Mineralization consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centres. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centres associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

Australia

Victoria Goldfields Properties (continued)

As part of the agreement, Brixton is funding a regional gravity survey over portions of the Ararat South and Dundonnell properties beginning in April. This work was designed to fill in areas of low data density and follow-up on more detailed gravity and IP surveys undertaken by the company in early 2009. Further work involving deep penetrating geochemical techniques is planned for the Murtoa License in the fall of this year.

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and the Yukon. Projects include:

•

Boulevard Property, consisting of 238 claims, is located approximately 135 kilometres south of Dawson City, Yukon. Silver Quest Resources Ltd. (“Silver Quest”) can acquire the Company’s 40% interest in the property by making staged cash payments totaling $80,000, issuing an aggregate of 400,000 shares and completing exploration expenditures of $3,000,000 over a five year period. Northgate receives the other 60% of the property payments. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buyback 0.5% of the NSR for $375,000.

•

Gillis Property, covering 6,182 hectares, is located in the Nicola Mining Division of British Columbia, approximately 30 kilometres southwest of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration and making cash payments totalling $165,000 by the third anniversary. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 217,500 shares to the vendors.

•

Grizzly Property, covering 2,652 hectares, is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

•

Kliyul Property, covering 3,656 hectares, is located in the Omineca Mining Division of British Columbia, approximately 115 kilometres north of Takla Landing. The Company has a 55% interest in the Kliyul property in a joint venture with Kennecott holding 45%. To acquire the 55% interest, the Company purchased a 25% interest from Daylight Energy Ltd. in April 2010.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

British Columbia and Yukon Projects (continued)

•

Poker Creek Property, covering 2,516 hectares, is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek The Company owns 100% of these claims.

•

RDN Property, covering approximately 8,576 hectares, is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned to Northgate Minerals Corporation, subject to an underlying NSR. On February 21, 2007, the Company signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

•

Redton Project is located in the Quesnel Trough in northern British Columbia. The project adjoins the Kwanika property and is within 1,500 metres of the recent discovery made by Serengeti Resources Inc. on the Kwanika property Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest.

•

Quesnel Trough Project, covering 34,570 hectares, is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI soil geochemical surveys on the properties in 2009. Follow up work is expected to be undertaken in 2010.

•

Thorn property, covering 14,689 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying NSR. The Company engaged Mira Geosciences Ltd. to complete 3-D modeling of the airborne geophysical data and ground Induced Polarization data to generate targets similar to the geophysical signature of known mineralization on the property.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

British Columbia and Yukon Projects (continued)

•

Tide Property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Company’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek is operator and did not conduct exploration on the property in 2009.

•

Wernecke Breccia Project, consisting of 1926 claims, is situated in the Wernecke Mountains approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. During 2007, the field program focused on a series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some were historical targets that remain open for expansion. No exploration was undertaken in 2009. Fronteer, who owns 80% of the project, and the Company will be seeking joint venture partners to continue exploration of the property.

•

Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to underlying royalties.

Mexico

The company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects were subject to certain back in rights held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. During the quarter, the Joint Venture was terminated and MKE relinquished its back in rights on all projects. The Company now holds 100% interest in nine projects each of which is subject to a 2% NSR held by MKE including six of the former joint venture properties.

The majority of the projects have been targeted for their porphyry copper–gold–molybdenum potential, while some projects show potential for epithermal gold–silver–base metal mineralization. The projects span a range from grassroots to exploration drilling levels of advancement.

The Company has been conducting property exams with potential new Joint Venture partners on several of the Mexican projects.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

Nevada and New Mexico Properties

The Company controls three projects which include:

•

Colorback Property, consisting of 202 claims, located in Lander County, Nevada approximately 100 kilometers southwest of Elko.

•

Hilltop Property, consisting of 82 claims, located in Lander County, Nevada approximately 100 kilometers southwest of Elko.

•

San Juan Property, consisting of 51 claims and 5 state mining leases, located in Socorro County, New Mexico approximately 42 kilometers southwest of San Antonio. The San Juan claims contain gold-molybdenum-silver targets that are untested by drilling.

Expenditures for the three months ending March 31, 2010 are summarized in the following table: (all amounts in Canadian dollars)

	Alaska Whistler	Australia	BC & Yukon	Mexico	Nevada & New Mexico	Total
Acquisition costs	$ 57,903	$ 205	$ 5,271	$ -	$ -	$ 63,379

Exploration costs
Aircraft and helicopter	338,953	-	-	-	-	338,953
Camp and support	184,454	1,071	3	-2,946	5	182,587
Chemical analysis	1,094	123	300	881	-	2,398
Data management and maps	250	32	169	772	2	1,225
Drilling & trenching	75,277	-	-	-	-	75,277
Geological and engineering	313,759	5,990	12,247	47,318	3,000	382,314
Geophysical surveying	48,802	1,411	-1,500	-	-	48,713
Materials and supplies	74,239	1,516	60	-3,407	26	72,434
Project management	-	-	592	-	-	592
Reclamation expense	-	5,137	-	-	70	5,207
Recording and filing	-	-	-	87,878	-	87,878
Travel	32,417	(1,246)	-	5,013	-	36,184
	1,069,245	14,034	11,871	135,509	3,103	1,233,762

Exploration tax credits	-	-	(1,675)	-	-	(1,675)
Joint venture payments	-	-	-	(4,071)	-	(4,071)
Reclamation obligation	-	-	-	-	-	-
	1,069,245	14,034	10,196	131,438	3,103	1,228,016

Total Acquisition & Exploration Costs	1,127,148	14,239	15,467	131,438	3,103	1,291,395
Option proceeds	-	-	-	-	-	-
Net Expenditures	$ 1,127,148	$ 14,239	$ 15,467	$ 131,438	$ 3,103	$ 1,291,395

Financial Results

For the three months ended March 31, 2010, Kiska incurred a net loss of $1,999,457 ($0.03 per share) compared with a net loss of $1,258,110 ($0.05 per share) for the three months ended March 31, 2009. The increase in the loss is attributable to the exploration program conducted at the Whistler project in March 2010. During 2009, the Company adopted a care and maintenance budget for all exploration projects while corporate acquisition opportunities were examined.

Revenue increased during the first quarter with the continued management of the exploration program on the Barmedman property for Inmet Australia. There were no option revenues during either year. Interest revenue was increased slightly from management of the funds from the placement completed in early March. Interest in the previous year was minor as the Company’s treasury was depleted until draw-down of the first installment of the line of credit from Geologic Resource Partners LP (“GRP”).

The most significant item comprising general and administrative expenses was salaries for administration of the exploration programs and management of the extensive portfolio of exploration properties. Marketing costs were also a significant expense as the Company participated in conferences and arranged analyst and investor meetings to increase the profile of the combined company in the market. In the previous year, significant costs were associated with the search for a corporate acquisition and a failed merger attempt. These costs were categorized as consulting and outsourced services. The other significant difference between the two years is financing expense related to the GRP loan. During the first quarter of 2009, $66,793 was accrued as financing expense. This amount was paid in August as part of the acquisition of Rimfire Minerals Corporation.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

1.5

Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q1 2010	Q4 2009	Q3 2009 (restated)	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008
Revenues	$ 66	$ 205	$ 68	$ -	$ -	$ 542	$ 20	$ 249
Loss from operations	(2,012)	(3,234)	(12,353)	(817)	(728)	(1,645)	(3,954)	(1,717)
Net loss	(1,999)	(3,369)	(12,226)	(1,618)	(1,221)	(5,132)	(5,949)	(2,718)
Loss per common share	$ (0.03)	$ (0.07)	$ (0.31)	$ (0.06)	$ (0.05)	$ (0.59)	$ (1.28)	$ (0.59)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months.

1.6

Liquidity

The Company’s cash and cash equivalents balance at March 31, 2010 was $5,782,284 compared with $1,071,695 at December 31, 2009. The Company had working capital of $5,544,727 at March 31, 2010 compared with working capital of $1,563,862 at December 31, 2009. The increase in working capital is attributable to the completion of a brokered private placement during the quarter.

For the three months ended March 31, 2010 and 2009, cash used in operating activities was $1,272,232 and $646,835, respectively. The increase is attributable to increased exploration and administrative activities in the current year compared to curtailed activities to preserve cash in the previous year. The Company sold marketable securities early in the quarter which resulted in an influx of cash from Investing activities (2010-$239,407, 2009 – 101,461). The proceeds were partially offset by purchases of exploration equipment for the Whistler and Australia projects.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. The lease expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $63,703. The other current obligations are statutory withholding and payroll taxes. The company is actively searching for new head office premises which will affect the lease commitment after expiry of the current sublease.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

1.7

Capital Resources

The Company had 65,962,083 issued and outstanding common shares as of March 31, 2010. Since December 31, 2009, there were 6,000 warrants and 122,222 options exercised for cash proceeds of $4,800 and $55,000 respectively.

In March 2010, the Corporation arranged a non-brokered private placement of 9,092,500 units at a price of $0.66 per unit, for gross proceeds of $6 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants contain a provision that will enable the Company to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. This placement closed in two tranches on March 2 and March 11, 2010. The Company paid share issue costs of $294,542 and issued 135,300 Broker’s Warrants in connection with the financing. Net cash proceeds were $5,706,508. A total of 9,092,500 shares were issued, subject to a four-month hold, in addition to 4,546,250 share purchase warrants which are exercisable at $0.92 for one year from the Closing. The funds raised will be used to further exploration of the Whistler Project and for general corporate purposes.

During the quarter, 122,222 options were exercised and 257,277 were forfeited. 250,000 options were granted on February 4, 2010. Together with previously granted director and employee options exercisable before December 2014, there are 4,253,012 stock options outstanding. There are 9,580,250 warrants outstanding from the September 2009 and March 2010 placements with expiry dates in March 2011. If all remaining warrants and vested options were exercised, shares outstanding would equal 78,507,774 and the Company’s treasury would be increased by $11.8 million.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at March 31, 2010:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 84,937	$ 84,937	$ -	$ -	$ -
Conditional exploration expenditures	4,236,880	757,178	1,496,227	910,203	1,073,272
Total contractual obligations	$ 4,321,817	$ 842,115	$ 1,496,227	$ 910,203	$ 1,073,272

1.8

Off-Balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

1.9

Transactions with Related Parties

(a)

Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit bore interest at an annual rate of 15%, payable at maturity. On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. The entire amount of note payable including accrued interest was repaid on August 5, 2009.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

1.9

Transactions with Related Parties (continued)

(b)

Due to related party

Due to related party at March 31, 2010 includes amounts payable to Equity Exploration Consultants Ltd. Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Due to related party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

At March 31, 2010, the Company was indebted to Equity in the amount of $17,691 (2009 - $nil) for project expenses and consulting services provided by Equity to the Company. As at December 31, 2009, the Corporation was indebted to Equity, in the amount of $11,340 for management services provided by Equity.

During the quarter ended March 31, 2010, the Company paid Equity $40,000 (2009 - $nil) for providing management services, which has been included in consulting and outsourced services on the Statement of Operations and Comprehensive Loss. The company also paid Equity $5,524 (2009 - $nil) for geological consulting services included in exploration expenditures.

(c)

Mineral property interests

One of the directors indirectly owns 11% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

1.13

Changes in Accounting Policies including Initial Adoption

Future Accounting Changes: International Financial Reporting Standards

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company would prepare the first interim report under IFRS for the period ending March 31, 2011 with the first annual report for the period ending December 31, 2011.

During 2008, the Company prepared for transition from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS by completing a thorough review of published IFRS, a scoping study of current reporting in comparison to IFRS and identifying specific standards which will require adjustments in the Company’s reporting or recording practices.

The Company is in the process of completing a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) the timing of the implementation of the transition, (ii) major differences from existing accounting policies (iii) new accounting policies which are appropriate for the Company, (iv) the appropriate disclosures in financial statements prepared under IFRS and (v) developing an implementation plan. The Company has put some systems in place to ensure adequate data collection and is developing disclosure templates to ensure compliance with the standards at the transition date.

The Company has commenced preparation of the opening balance sheet for the adoption of IFRS. The most significant change may be inclusion of Mineral Properties on the balance sheet where Company policy has been to expense all acquisition and exploration costs as incurred.

IFRS 6 “Exploration for and Evaluation of Mineral Resources” permits the Company to continue with the current accounting policy for mineral property expenditures. The IASB is currently conducting an Extractive Industries project to amend IFRS 6. The draft recommendation includes a historical cost model with periodic impairment assessment. The Company would use prior accounting records to determine the appropriate historical cost to be used and take advantage of the available exemption, if required, to achieve a fair value for the transition opening balance sheet. Final figures have not been compiled as of the date of these financial statements.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

1.15

Other Requirements

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration or development alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

Risks Factors and Uncertainties (continued)

Competition

Other exploration companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technical capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (Yukon), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

Government Regulation

The Company operates in an industry which is governed by environmental regulations as well as occupation health and safety regulations. Most of the Company’s mineral properties are subject to government tenure requirements. At present, the Company fully complies with all regulations and holds clear title to the mineral property interests. However, it is possible that regulations or tenure requirements could be changed by the respective government resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and ability to hold onto them without incurring significant additional costs.

Other Information

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.kiskametals.com)

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2010

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: November 24, 2010	By: “Dorothy G. Miller”

Dorothy G, Miller, Chief Financial Officer